         Exhibit 99.1

OMI International, Inc. Financial Statements for the Year Ended December 31, 2003 and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

To Management of
OMI International, Inc.
Schaumburg, Illinois

We have audited the accompanying balance sheet of OMI International, Inc. (the “Company”) as of December 31, 2003, and the related statements of operations, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of OMI International, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche, LLP

Chicago, Illinois

February 27, 2004

OMI INTERNATIONAL, INC.

BALANCE SHEET
DECEMBER 31, 2003

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$231,713
Accounts receivable, net of
allowance for doubt accounts of $288,980	2,041,240
Unbilled license fees	120,000
Prepaid expenses and other assets	388,033

Total current assets	2,780,986

PROPERTY AND EQUIPMENT:
Computer equipment and related software	1,949,981
Leasehold improvements	18,772
Furniture and fixtures	216,052
Office equipment	237,432

Total property and equipment	2,422,237

Less accumulated depreciation	(1,936,501)

Property and equipment—net	485,736

TOTAL ASSETS	$3,266,722

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$453,615
Accrued expenses	283,574
Notes payable—related party
Deferred revenue	1,821,981

Total current liabilities	2,559,170

SHAREHOLDERS’ EQUITY:
Common stock, no par value; 200,000 shares
authorized, 100,000 shares issued and outstanding
Additional paid-in capital	1,000
Retained earnings	706,552

Total shareholders’ equity	707,552

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,266,722

See notes to financial statements.

OMI INTERNATIONAL, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUES:
License fees	$1,644,293
Services	7,241,879
Hardware	1,578,489
Maintenance	3,405,215

Total revenues	13,869,876

OPERATING EXPENSES:
License fees	1,931,397
Services	6,964,395
Hardware	1,058,326
Product development and engineering	3,774,194
Sales and marketing	1,089,694
General and administrative	2,469,640

Total operating expenses	17,287,646

LOSS FROM OPERATIONS	(3,417,770)

OTHER LOSS — Net	(24,703)

NET LOSS	$(3,442, 473)

See notes to financial statements.

OMI INTERNATIONAL, INC.

STATEMENT OF SHAREHOLDERS’ EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock			Retained Earnings
	Shares	Amount	APIC		Total

BALANCE—January 1, 2003	100,000	$-	$1,000	$4,149,025	$4,150,025

Net loss				(3,442,473)	(3,442,473)

BALANCE—December 31, 2003	100,000	$-	$1,000	$706,552	$707,552

See notes to financial statements.

OMI INTERNATIONAL, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,442,473)
Adjustments to reconcile net loss to net cash flows from
operating activities:
Depreciation and amortization	1,006,847
Impairment on capitalized software	918,612
Changes in operating assets and liabilities:
Accounts receivable	2,177,915
Unbilled license fees	400,730
Prepaid expenses and other assets	(46,841)
Accounts payable	370,686
Accrued expense	(167,197)
Deferred revenue	(313,232)

Net cash flows from operating activities	905,047

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(150,209)

Net cash flows from investing activities	(150,209)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of notes payable	(1,401,000)

Net cash flows from financing activities	(1,401,000)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(646,162)
CASH AND CASH EQUIVALENTS—Beginning of year	877,875

CASH AND CASH EQUIVALENTS—End of year	$231,713

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$60,856

See notes to financial statements.

OMI INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003

1.	DESCRIPTION OF BUSINESS

OMI International, Inc. (the “Company”) is a privately held S corporation, founded in 1984, with offices located in Richardson, Texas, and Schaumburg, Illinois. The Company specializes in developing integrated software for the grocery, distribution and transportation industries. In addition to selling its software, the Company also provides hardware, radio frequency and voice recognition equipment and services such as installation, implementation, consulting, training and education, and maintenance and support. The majority of the Company’s revenues and receivables were from companies in the grocery industry.

Internationally, the Company markets and supports its products through dedicated consultants located in the United Kingdom, France and South Africa.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, the technological feasibility of a software product and the reported amounts of revenues and expenses during the reporting period. Significant estimates are required as part of determining the allowance for doubtful accounts, depreciation and amortization. Actual results could differ from those estimates.

Cash and Cash Equivalents — Cash and cash equivalents include money market securities stated at cost and have original maturities of three months or less at the date of purchase.

Property and Equipment — Property and equipment are stated at cost less accumulated depreciation. Depreciation is recognized utilizing an accelerated method over the related assets’ estimated useful lives as follows:

Asset Description	Life

Computer equipment and related software	3-5 years
Leasehold improvements	Life of the lease
Furniture and fixtures	7-10 years
Office equipment	5-6 years

Normal repairs and maintenance are expensed as incurred. Expenditures, which materially increase values, change capacities or extend useful lives are capitalized. Replacements are capitalized and the property and equipment accounts are relieved of the items being replaced. The related costs and accumulated depreciation of disposed assets are eliminated and any gain or loss on disposition is included in income. Leasehold improvements are capitalized and depreciated on an accelerated method over the shorter of the life of the improvements or the life of the lease.

Software Development Costs — Capitalization of software development costs begins upon establishment of technological feasibility for the product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs consider external factors including, but not limited to, anticipated future gross product revenues, estimated economic life and changes in software and hardware technology. Amortization of capitalized software development costs begins when the products are available for general release to customers. Capitalized software development costs are amortized on a product-by-product basis using the straight-line method over the estimated economic life of the product, which is three years.

Long-lived Asset Recoverability—Long-lived assets, primarily property and equipment are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The impairment test is a two-step process. If the carrying value of the asset exceeds the expected future cash flows (undiscounted and without interest) from the asset, an impairment is indicated. The impairment loss recognized is the excess of the carrying value of the asset over its fair value.

Revenue Recognition — The Company recognizes its revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition.

The Company licenses its software primarily under noncancelable license agreements and provides services including maintenance, installation, implementation, training and consulting. License fee revenues are recognized when a noncancelable license agreement has been signed, the product has been shipped and all significant contractual obligations have been satisfied. Unbilled license fees result from license fees being billed in installments over a contractually defined period. Revenues from maintenance agreements for maintaining, supporting and providing periodic unspecified upgrades of its software are recognized proportionately over the maintenance period, which in most instances is one year. Revenue for installation, implementation, consulting, training and education and maintenance and support is recognized as services are performed. Revenues from hardware agreements are recognized when the hardware has been delivered to the customer.

The Company has entered into certain agreements that provide for payment terms beyond one year from the agreement date. In these cases the Company recognizes the license revenue once the product has been shipped, all significant obligations have been satisfied and the payment becomes payable and due per the terms of the license agreement.

The Company enters into certain agreements to sell computer hardware and voice recognition equipment. In accordance with Emerging Issues Task Force (“EITF”) Issue 99-19, Reporting Revenue Gross as a Principal vs. Net as an Agent, the Company recognizes computer hardware and certain radio frequency and voice recognition equipment revenue on a gross basis as the Company is acting as the principal in these transactions. In some instances, the Company recognizes radio frequency and voice recognition equipment on a net basis as the Company is acting as the agent in these transactions.

Foreign Currency — Transaction gains and losses arising from fluctuations in currency exchanges on transactions dominated in currencies other than U.S. dollars are recognized in earnings as incurred.

Income Taxes — As the Company is an S corporation, income from the Company is generally not taxable at the corporate level but is taxed to the individual shareholders. Thus, no provision for federal income taxes has been made in the accompanying financial statements.

Concentration of Credit Risk and Fair Value of Financial Instruments — Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. The Company places its cash with high-quality financial institutions, which invest primarily in U.S. Government instruments, commercial paper of prime quality, certificates of deposit, and guaranteed bankers acceptances. At times, such investments may be in excess of the FDIC insurance limit. The Company grants unsecured credit to its customers and transacts business primarily with customers in the grocery industry. To reduce credit risk, the Company routinely assesses the financial strength of its customers and establishes accounts receivable allowances based upon factors relating to the credit risk of specific customers, historical trends and other information. The carrying value for current assets and current liabilities reasonably approximates fair value due to the short maturity of these items.

The Company primarily serves customers located throughout the United States with no significant concentration in one region. Five customers accounted for approximately 45% of total revenue in 2003 and approximately 26% of accounts receivable at December 31, 2003.

3.	SOFTWARE DEVELOPMENT COSTS

On January 1, 2003, the Company had capitalized software costs of approximately $1,547,000, net of amortization of approximately $1,587,000. The Company did not capitalize software development costs in 2003. Amortization of capitalized software costs was approximately $628,000 for the year ended December 31, 2003.

The Company compares the unamortized capitalized software costs to its net realizable value for impairment at the end of each year. In response to increasing customer demand and competitive market conditions concerning its older generation software products, the Company accelerated its redevelopment efforts including increasing the advance marketing of planned newer versions of those software products utilizing more current technologies. As a result, the Company believes that there will be limited future revenue potential from the older generation software products. Accordingly, the Company recognized an impairment loss of approximately $919,000 as of December 31, 2003, which is included in license fees.

4.	RELATED-PARTY TRANSACTIONS

Notes Payable — On December 31, 2002, the Company entered into note payable agreements with certain shareholders of the Company for $1,401,000. Payments were made in full, including interest at 4.25% per annum, on December 30, 2003.

Legal Services — During 2003, the Company retained a shareholder as its legal counsel. The shareholder was paid approximately $96,500, related to legal services provided to the Company in the ordinary course of business.

5.	COMMITMENTS AND CONTINGENCIES

Leases — The Company leases office facilities and certain equipment under noncancelable operating leases expiring at various dates through 2006. The facility leases require the Company to make monthly payments covering rent, taxes, insurance and maintenance costs. Net rent expense, exclusive of taxes, insurance and maintenance of the facilities and equipment was approximately $408,400 for the year ended December 31, 2003.

All leases and subleases with an initial term greater than one year are classified as capital leases, operating leases or subleases, based on the lease terms. No capital leases existed as of December 31, 2003.

Future minimum lease payments under operating leases as of December 31, 2003 are as follows:

Lease Commitments	Amount

2004	$396,762
2005	359,360
2006	32,351

Total	$788,473

Royalties — The Company purchased a software program during 1986. As a part of the purchase agreement entered into during 1986, the Company has an existing obligation to remit royalty payments to the previous owners of the software based on future software license fees generated. In March 1998, the Company amended the 1986 agreement. The amendment stipulated that royalty payments will cease at December 31, 2005. Under these agreements, the Company recorded approximately $64,000 in royalty expense during 2003. Accrued royalties were approximately $105,000 at December 31, 2003.

The Company purchased a software program during 2003. As part of the purchase agreement, the Company has an existing obligation to remit royalty payments to the previous owners of the software based on future software license fees generated. The Company’s obligation to remit these royalty payments shall cease on the earlier to occur of the payment of $1,000,000 in aggregate royalty payments or the expiration of a five-year period. Under this agreement, the Company recorded approximately $139,000 in royalty expense during 2003. There were no accrued royalties at December 31, 2003.

Litigation — In ordinary course of conducting its business, the Company becomes involved in various lawsuits related to its business. The Company does not believe that the ultimate resolution of these lawsuits will be material to its business, financial position and results of operations.

6.	EMPLOYEE BENEFIT PLAN

The Company maintains a profit-sharing plan (the “Plan”) established pursuant to the provisions of Section 401(k) of the Internal Revenue Code that provides retirement benefits for eligible employees of the Company. The Company, with the approval of the Board of Directors, may make discretionary matching contributions to the Plan. The Company did not make any contributions to the Plan during 2003.

7.	SUBSEQUENT EVENT

On January 2, 2004, a stock purchase agreement between the shareholders of the Company and Retalix Holdings, Inc. (“Retalix”), a wholly-owned subsidiary of Retalix Ltd., became effective, whereby Retalix purchased all outstanding common shares of the Company.

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